Exhibit 99.1

OceanPal Regains Nasdaq Compliance; Listing Panel Confirms Continued Listing
Nasdaq Affirms OceanPal as a Qualified Listed Company; Company to Continue Advancing NEAR Treasury Strategy and Commercial Ecosystem Adoption

ATHENS, Greece and NEW YORK, April 16, 2026 /PRNewswire/ -- OceanPal Inc. ("OceanPal" or the "Company", NASDAQ: SVRN) today announced that the Nasdaq Listing Qualifications staff have confirmed that OceanPal has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) and that the Company is in compliance with the Nasdaq Capital Market's listing requirements.

OceanPal continues to execute a significant strategic evolution—expanding from a pure-play shipping operator into a diversified company anchored by its NEAR Protocol treasury of approximately 55 million NEAR tokens (including collateral pledged to counterparties), which the Company believes is the only institutionally managed NEAR position of its kind available to public market investors. With this matter resolved, leadership is focused on executing across both business segments.

"With this matter behind us, the team is focused entirely on execution. Our priorities are clear: compound value through NEAR accumulation, and accelerate the commercial adoption of NEAR Protocol, which is central to our long-term thesis," said Salvatore Ternullo, Co-CEO of OceanPal and CEO of its subsidiary SovereignAI.

About OceanPal Inc.
OceanPal Inc. (NASDAQ: SVRN) is a diversified operating company that combines global shipping transportation services with a digital asset treasury strategy anchored in the NEAR Protocol blockchain. Through its wholly-owned subsidiary SovereignAI Services LLC, the Company operates the first publicly traded NEAR Protocol treasury, accumulating NEAR tokens, generating yield through institutional staking, and offering investors regulated public market exposure to the NEAR ecosystem. The Company's maritime division owns and operates a fleet of three vessels — two Panamax dry bulk carriers and one MR2 product tanker — engaged in the seaborne transportation of bulk commodities including iron ore, coal, and grain, as well as refined petroleum products. OceanPal is focused on compounding long-term shareholder value through disciplined capital allocation across both business segments.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, the highly volatile nature of the price of NEAR Protocol tokens and other digital assets, changes in demand for dry bulk and petroleum products shipping capacity, changes in the Company's operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities with respect to both maritime and digital asset activities, significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires, and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.